Mail Stop 3561

June 13, 2007

Mr. Robert F.X. Sillerman, Chief Executive Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

   Re: **CKX, Inc.**
     Form 10-K for the year ended December 31, 2006
     Filed March 1, 2007
     File No. 000-17436

Dear Mr. Sillerman:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Consolidated Balance Sheets, page 56

1.   Please tell us and explain in the notes to your financial statement the redemption terms associated with the 1,672,170 shares of redeemable restricted common stock that have been reflected as mezzanine equity of $23,002 in your consolidated balance sheets at December 31, 2006 and 2005. Refer to the disclosure requirements outlined in paragraph 8 of SFAS No.129. Also, if these shares represent the 1.7 million of common shares held by the former shareholders of 19 Entertainment as discussed in footnote (b) to the table on page 44 of MD&A, explain why the amounts reflected in the balance sheets differ from that reflected in the table on page 44 of $22,039.

Notes to consolidated financial statements, page 61
Note 2. Summary of Significant Accounting Policies, page 61
Principles of Consolidation, page 61

2.   We note that you record the company's share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. We further note from page 9 that you consolidate your 50% in 1966 Entertainment Limited and the joint venture, 19 RM Limited. Please provide us with further information on your ownership of these entities, including why you believe it is appropriate to consolidate these 50% owned entities pursuant to ARB 51, SFAS 94, SOP 78-9, FIN 46R, or other relevant technical accounting literature. Your response should specifically include your FIN 46R analysis if the company is considered the primary beneficiary of these entities.

Note 6. Acquisitions, page 73

3.   In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraph 51 of SFAS No.141 in your financial statements for the material acquisition transactions that occurred during all periods presented in your financial statements. As part of your revised disclosures, please include a purchase price allocation for each acquisition and a discussion of the reasons for the acquisitions, including the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements outlined in paragraphs 51b and 51e of SFAS No.141.

Note 7. Intangible Assets and Goodwill, page 75

4.   We note the disclosure in Note 7 indicating that the finalization of the Presley
        Business purchase price allocation resulted in a decrease in goodwill and deferred
        tax liabilities of $4.5 million during the year ended December 31, 2006. Please
        tell us in further detail the specific nature and timing of the facts or circumstances
        that resulted in the change in the purchase price allocation for the Presley
        Business of $4.5 million during 2006. We may have further comment upon
        receipt of your response.

5.   Also, revise future filings to include an analysis of the changes in the carrying
        value of goodwill during each period for which a balance sheet is presented.
        Refer to the disclosure requirements outlined in paragraph 45c of SFAS No.142.

Form 10-Q for the quarterly period ended March 31, 2007

Exhibits 31.1 and 31.2

6.   We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K
        were not in the proper form, specifically omitting the material weakness
        disclosure in item 5a. The required certifications must be in the exact form
        prescribed; the wording of the required certifications may not be changed in any
        respect. Refer to Part II.B.4 of Release No. 8124. Accordingly, please revise
        future filings to include the certifications of each of your current CEO and CFO in
        the form currently set forth in Item 601(b)(31) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief